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November 12, 1999

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C.  20549

                     RE: REGISTRATION STATEMENT OF FORM S-3
               (REGISTRATION NO. 333-67629) OF AVANT! CORPORATION

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Avant! Corporation ("the Company") respectfully requests to withdraw its Registration Statement on Form S-3 (Registration No. 333-67629) originally filed November 20, 1998. This is due to the expiration of the obligation of the Company to maintain the effectiveness of the registration statement under the Registration Rights Agreement (dated November 13, 1998) between the Company and the selling shareholders identified in the prospectus, which is a part of the registration statement.

                                       Sincerely,

                                       /s/ Sam Chang

                                       Sam Chang
                                       Head of Finance